TO: SECURITIES EXCHANGE COMMISSION

82-34

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

RECEIVED
2006 MAR 31 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

SUPPL

Part 1 – All issues

NOT APPLICABLE

06012068

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	PROCESSED MAR 3 1 2006 THOMSON FINANCIAL
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✔] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	5,000
39	Class of securities for which quotation is sought	Fully paid ordinary shares
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Consistent with all other ordinary shares on issue.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of the restriction on dealing on shares issued on the vesting of Share Acquisition Rights (SARs) granted pursuant to the Santos Employee Share Purchase Plan.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
594,142,602	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
49,800	(i) held by eligible employees; and
114,369	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
631,450	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,248,428	Executive options issued pursuant to the Santos Executive Share Option Plan.
5,900	Fully paid ordinary shares issued pursuant to the vesting of SARs.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those securities should not be granted quotation.
- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
- If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 29 March 2006

Company Secretary

Print name: WESLEY JON GLANVILLE

Santos

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING OF MEMBERS OF SANTOS LIMITED WILL BE HELD AT THE FESTIVAL THEATRE AT THE ADELAIDE FESTIVAL CENTRE, KING WILLIAM ROAD, ADELAIDE, SOUTH AUSTRALIA ON THURSDAY 4 MAY 2006 AT 10.00 AM.



BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2005 and the reports of the Directors and the Auditors thereon.

2 **To re-elect Directors**

(a) Professor Judith Sloan retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers herself for re-election.

(b) Mr Richard Michael Harding retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

3 **Adoption of New Constitution**

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the constitution of the Company be modified effective immediately from the passing of this resolution by:

(a) deleting the Company's memorandum of association;

(b) deleting existing articles numbered 1–20 and 21–178 and substituting in their place the rules contained in the printed document entitled 'Substitute Rules' submitted to the meeting and signed by the Chairman for identification; and

(c) renumbering existing article 20A as rule 6.

4 **Adoption of Proportional Takeover Provision**

To consider, and if thought fit, to pass the following resolution as a special resolution:

"That rule 70 of the Company's constitution be adopted in the following form with immediate effect:

70 Partial Takeovers

(a) Unless the context otherwise indicates or requires, expressions in this rule 70 have the meaning given to them by the Act.

(b) Where offers have been made under a proportional takeover bid for securities of the company:

(1) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution to approve the bid (in this rule 70 referred to as "an approving resolution") is passed in accordance with the provisions of this rule 70;

(2) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an approving resolution;

(3) an approving resolution must be voted on at a meeting, convened by the company, of the persons entitled to vote on the resolution; and

(4) an approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(c) The provisions of this constitution that apply in relation to a general meeting of members apply, with such modifications as the circumstances require, in relation to a meeting that is convened under this rule 70 as if the last-mentioned meeting were a general meeting of members.

(d) This rule 70 ceases to have effect on 3 May 2009.

5 **Appointment of Auditor**

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That Ernst & Young, having consented to do so, be appointed as the auditors of the Company with effect from the financial year commencing 1 January 2006."

6 **Remuneration Report**

To consider, and if thought fit, pass the following non-binding resolution as an ordinary resolution:

"That the Remuneration Report for the year ended 31 December 2005 be adopted"

Note: The vote on this resolution is advisory.

7 **Grant of Options to Managing Director**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given to the grant of 2,500,000 options to Mr. John Charles Ellice-Flint, under the Santos Executive Share Option Plan on the terms summarised in the Explanatory Notes to this Notice of Meeting".

8 **Share Loans to Managing Director**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given to the provision of an interest free loan of $500,000 per annum in each of 2006, 2007 and 2008 to Mr John Charles Ellice-Flint on the terms summarised in the Explanatory Notes to this Notice of Meeting".

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolutions 7 and 8 by Mr Ellice-Flint and any of his associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to these items of Business.

VOTING ENTITLEMENT

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 10.00 pm on and in respect of Tuesday, 2 May 2006.

By Order of the Board

W.J. Glanville

Secretary

Ground Floor, Santos House

91 King William Street

Adelaide, South Australia, 5000

30 March 2006

EXPLANATORY NOTES

RESOLUTION 2 – RE-ELECTION OF DIRECTORS
Brief biographical details of each of the Directors standing for re-election are set out below:



PROFESSOR JUDITH SLOAN
BA (Hons), MA, MSc Age 51

Judith Sloan, an independent non-executive Director, was appointed to the Board on 5 September 1994 and is the Chairperson of the Remuneration Committee and member of the Audit Committee and Nomination Committee of the Board.

She is a Part-time Commissioner of the Productivity Commission and a former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies. She is also former Chairperson of SGIC Holdings Ltd. and former Deputy Chair and Director of Mayne Group Ltd.



MR RICHARD MICHAEL HARDING
MSc Age 56

Mike Harding, an independent non-executive Director, was appointed to the Board on 1 March 2004, and is a member of the Audit Committee, Remuneration Committee and Safety, Health and Environment Committee of the Board.

Mr Harding is the former President and General Manager of BP Developments Australia Limited and former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association. He is also Chairman of the Ministry of Defence (Project Governance Board) Land Systems Division (Army) and Director of Arc Energy Ltd.

RESOLUTION 3 – ADOPTION OF NEW CONSTITUTION
The Company's current memorandum and articles of association were originally adopted in 1991, and have since been progressively updated to reflect changes in legislation, corporate practice and ASX Listing Rules. However, the Company has not made substantive amendments to the constitution since 1995.

Since then, there have been a number of fundamental amendments to the Corporations Act 2001 (Act), including those introduced by the Government's CLERP 9 legislation, and also to the ASX Listing Rules. There have also been significant developments in corporate governance principles and general corporate and commercial practice for ASX listed companies.

Your directors propose that the Constitution be modified to take account of these changes and to modernise the drafting of the existing provisions to reflect current corporate practice. The modifications ensure the Company's constitution is consistent with current regulations and can operate consistently with contemporary principles of good governance and corporate and commercial practice, and to facilitate the efficient operations of the Company.

Many of the proposed modifications are administrative or relatively minor in nature. The principal changes that are proposed are outlined below:

MEMORANDUM OF ASSOCIATION
The Act now provides for companies to have a single constituent document called a 'constitution' rather than both memorandum and articles of association. Nor is it any longer necessary for the objects of the Company or any of the other matters contained in the memorandum of association to be set out in its constitution.

Accordingly, it is proposed that the memorandum be deleted, and that the Company's existing objects clause (item 2) be summarised and incorporated as a preamble to the new constitution.

DEFINITIONS
The proposed constitution has been amended to reflect changes in terminology now contained in the Act and ASX Listing Rules.

REDUNDANT PROVISIONS
A number of existing provisions in the Company's articles of association are now redundant and have consequently been omitted from the proposed constitution. Examples include the special provisions relating to B Class Shares (as the Company no longer has any B Class Shares on issue), the accounting and audit provisions which are extensively dealt with in the Act and the references to the 'par value of shares' (as this concept has been abolished)

GENERAL MEETINGS
The constitution incorporates a number of changes proposed to assist with the orderly conduct of general meetings of the Company, and reflects the requirements of the Act relating to the convening of general meetings, the content of the notice of meetings and the period of notice required to be given to members (currently 28 days).

Rule 25(c)(2) affords members who have relied upon a Notice of Meeting when deciding to appoint a proxy to vote on their behalf greater protection by preventing subsequent amendment to the terms of proposed resolutions during the course of general meetings.

Rule 24(b) provides flexibility for the Company's directors to change meeting venues or postpone meetings if the original venue becomes impractical or a change is necessary in the interests of conducting the meeting efficiently. It includes a requirement that notice of any change be disclosed to ASX to ensure that members are made aware in the event that such a change becomes necessary.

Rule 29(j) provides increased flexibility for members to be able to attend and vote at general meetings by allowing meetings to be conducted using multiple venues (ie in different States) which are linked using technology.

Rules 26 and **29** codify the chairman's powers at law to regulate admission to and proceedings at general meetings.

Rule 30(d)(2) brings the Company's constitution into line with the provisions of the Act dealing with the circumstances in which members can demand a poll at general meetings. In effect, it replaces the requirement in article 77(c) that 10% of members must demand a poll to 5%, consistent with the provisions of the Act.

PROXIES

The proposed constitution reflects the requirements of the Act relating to the content of a proxy appointment and for lodging proxies. This includes provision in **rule 32(d)** for the electronic submission and authentication of proxy forms.

As a corporation may now be appointed as a member's proxy, **rule 32(p)** provides clarification as to how a body corporate appointed as a proxy for a member will be able to nominate an individual to exercise its powers at meetings.

New **rule 31** confirms the ability of proxies to vote on a show of hands.

DIRECTORS

Rule 34(c) simplifies the existing articles dealing with director rotation and retirement by providing that there must be an election of directors each year, that one-third of directors must retire each year and that no director can hold office for more than three years without seeking re-election.

Following changes to the ASX Listing Rules, **Rule 34(h)** imposes a new requirement for the nomination of persons (other than existing directors or persons nominated by the Board) for election to the Board to be notified 45 business days prior to the AGM, reflecting the need to give 28 clear days notice of the AGM and the time required for printing and distribution of a notice of meeting.

In line with changes in contemporary corporate practice brought about by improvements in electronic communications, the existing provisions allowing for the appointment of alternate directors have been omitted.

Rule 46 confirms that capacity for the Board to delegate powers and functions to a Board sub-committee also extends delegations to a single director.

Rule 36 contains provisions relating to directors' remuneration that are similar to the current articles. The total annual fees of non-executive directors must not exceed the aggregate fixed by the Company in general meeting, which at the date of this meeting is $1,500,000 per annum which was approved in 2004.

The rule also clarifies that:

- in calculating the maximum fees payable, any premium paid in relation to directors' and officers' insurance is excluded; and
- remuneration may be paid other than in cash (eg shares in the Company or superannuation contributions).

ACCESS, INDEMNITY AND INSURANCE

The Act has been amended to clarify the circumstances in which a company may indemnify officers. **Rule 61** brings the constitution into line with the provisions of the Act, permitting indemnification of the directors, secretary and executive officers to the full extent permitted by law. Provision is also made for the indemnification of former officers of the Group (at the directors' discretion), and also officers of a trustee of a Company sponsored superannuation fund.

Rule 60 recognises the statutory right of access to company books for past and present directors contained in the Act.

The constitution also authorises the Company to give effect to the directors' rights to access Company books, indemnification and insurance by entry into a deed with directors.

COMPANY SEAL

Rule 51 of the proposed constitution seeks to provide flexibility for the Company to retain a common seal, which is now optional under the Act, while also being able to utilise new provisions of the Act that allow companies to execute documents in other ways.

DIVIDENDS AND DISTRIBUTIONS

The constitution's dividend and capital management provisions have been revised in light of changes to the Act.

Rule 53 confirms the power of directors to pay, rather than declare, interim and final dividends. In addition, it also clarifies the Company's ability to distribute dividends via the use of a direct crediting facility, and makes provision for the cost of issuing a cheque to a member who elects to be paid their dividends by cheque to be deducted from the dividend payable to that member. This is consistent with other provisions being introduced to enable the Company to take advantage of ongoing technological advancements facilitating enhanced speed and security of electronic communications with members.

While the rule includes flexibility for the directors to mandate the direct crediting of dividends should the Company consider it desirable to do so at some point in the future, the Board presently has no intention to mandate the direct crediting of dividends.

Rule 22 introduces provision for the Company to effect a sale of a member's shares which constitute less than a marketable parcel (ie $500 worth of shares). This mechanism is allowed under Listing Rule 15.13, and incorporates provision for individual members to opt out of the application of this rule if they would prefer not to sell these shares.

The Board recommends the adoption of the new constitution.

RESOLUTION 4 – ADOPTION OF PROPORTIONAL TAKEOVER PROVISION

The Corporations Act 2001 permits a company to include in its constitution a provision which enables the company to refuse to register a transfer of shares under a proportional (or partial) takeover offer, unless a resolution is first passed by members approving the offer.

What is a proportional takeover bid, and why do we need the proportional takeover approval provisions?

A proportional takeover bid includes the bidder offering to buy a proportion only of each shareholder's shares in the target company. This means that control of the company may pass without members having the chance to sell all their shares to the bidder. It also means the bidder may take control of the company without paying an adequate amount for gaining control.

In order to deal with this possibility, a company may provide in its constitution that:

- in the event of a proportional takeover bid being made for shares in the company, members are required to vote by ordinary resolution and collectively decide whether to accept or reject the offer; and
- the majority decision of the company's members will be binding on all individual members.

The directors consider that members should be able to vote on whether a partial bid ought to proceed given such a bid might otherwise allow control of the Company to change without members being given the opportunity to dispose of all of their shares for a satisfactory control premium. The directors also believe that the right to vote on a partial bid may avoid members feeling pressure to accept the bid even if they do not want it to succeed.

While the Santos Limited (Regulation of Shareholdings) Act 1989 operates, no person may make a takeover bid for the Company. However, as publicly stated, the Board has informed the South Australian Government that the Regulation of Shareholdings Act is not in the long term interests of the Company's shareholders and should be repealed. Should the Regulation of Shareholdings Act be repealed at a time when the Company's constitution did not include a proportional takeover provision shareholders would not have the benefit of the protections afforded by the proposed provision.

What is the effect of the proportional takeover approval provisions?

If a proportional takeover bid is made, the directors must ensure that members vote on a resolution to approve the bid more than 14 days before the bid period closes.

The vote is decided on a simple majority. Each person who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote. However, the bidder and its associates are not allowed to vote.

If the resolution is not passed, transfers which would have resulted from the acceptance of a bid will not be registered and the bid will be taken to have been withdrawn. If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Act and the Company's constitution.

The bid will be taken to have been approved if the resolution is not voted on. However, the directors will breach the Act if they fail to ensure the requisite resolution is voted on.

The proportional takeover approval provisions do not apply to full takeover bids, and only apply for three years after the date they are adopted as part of the Company's constitution. Going forward, the provisions may be renewed upon the expiry of the initial three year period, but only by a special resolution passed by shareholders.

Potential advantages and disadvantages

While the provision's inclusion will allow the directors to ascertain members' views on the partial bid, it does not otherwise offer any advantage or disadvantage to the directors who remain free to make their own recommendation as to whether the partial bid should be accepted.

In addition to increasing the bargaining power of members and ensuring that any partial offer is appropriately priced, another key advantage of the provision is that it ensures all members have an opportunity to study a partial bid proposal and vote on the offer at a general meeting. This is likely to ensure an intending offeror structures its offer in a way which is attractive to a majority of members. Similarly, knowing the view of the majority of members may help individual members assess the likely outcome of the proportional takeover when determining whether to accept or reject the offer.

However, it is also possible that the adoption of such a provision may discourage partial takeover bids (after the repeal of Regulation of Shareholdings Act) and may reduce any speculative element in the market price of the Company's shares arising from the possibility of a partial offer being made. Likewise, the provision's inclusion may also be considered to constitute an unwarranted additional restriction of the ability of members to freely deal with their shares.

The Board considers that the potential advantages for members of the proportional takeover approval provisions outweigh the potential disadvantages.

As at the date on which this statement was prepared, no director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

The Board recommends that shareholders vote in favour of the proposal.

RESOLUTIONS 3 & 4

A copy of the Company's proposed modified Constitution (including proposed rule 70 and renumbered rule 6) is available for review before the meeting on the Company's website at www.santos.com. You can also obtain a copy free of charge by contacting the Company's Share Registry on 08 8218 5111 between 8.30 am and 5.00 pm (Adelaide time) weekdays.

RESOLUTION 5 – APPOINT AUDITOR

Following a competitive tender of the external audit services, the Board has selected Ernst & Young as the Company's auditor with effect from the financial year commencing 1 January 2006. KPMG has agreed to resign as auditor with effect from the completion of the AGM.

Stephen Gerlach, the Chairman of the Company has nominated Ernst & Young as auditor and Ernst & Young has consented to the firm's appointment. A copy of the nomination of Ernst & Young as auditor is attached to this notice of meeting.

The Board recommends that shareholders vote in favour of the appointment of Ernst & Young.

RESOLUTION 6 – REMUNERATION REPORT

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 40 to 53 of the 2005 Annual Report and is also available from the Company's website (www.santos.com).

The Remuneration Report:

- explains the Board's policies in relation to the objectives and structure of remuneration;
- discusses the relationship between the policies and the Company's performance;
- provides a detailed summary of performance conditions, why they were chosen and how performance is measured against them; and
- sets out the remuneration details for each Director and for each of the key management personnel (including the top five highest remunerated senior executives as required by the Corporations Act) of the Group.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The shareholder vote is advisory only and does not bind the Directors or the Company.

The Board recommends that shareholders vote in favour of adopting the Remuneration Report.

RESOLUTION 7 – GRANT OF OPTIONS TO THE MANAGING DIRECTOR

Resolution 7 seeks shareholder approval for the grant of 2,500,000 options to the Company's Chief Executive Officer and Managing Director, Mr John Ellice-Flint, under the Santos Executive Share Option Plan (Plan) as part of his long term incentive arrangements on the terms set out in this notice.

If approved, the options will be granted at no cost to the Managing Director, but will, if capable of being exercised, require the payment of the exercise price set out below.

Mr Ellice-Flint is the only Director who is entitled to participate in the Plan. In December 2000, 3,000,000 options were granted to Mr Ellice-Flint under the Plan on his appointment as Chief Executive Officer and Managing Director which vested between 2003 and 2005. As the performance conditions attaching to those options have all been satisfied and all options vested, it was appropriate for the Board to provide a new incentive to Mr Ellice-Flint for 2006 and onwards.

Each option entitles Mr Ellice-Flint to acquire a fully paid ordinary share in the capital of the Company upon paying the exercise price, subject to the satisfaction of performance conditions.

If shareholder approval is obtained, it is intended that the options will be granted shortly after the Annual General Meeting, but no later than 12 months after the meeting or any adjournment thereof.

TRANCHES

The grant to Mr Ellice-Flint will be made in three tranches as follows:

Tranche	Number of options	Earliest Exercise Date
1	500,000	26 August 2007
2	1,000,000	26 August 2008
3	1,000,000	26 August 2009

EXERCISE PRICE

The exercise price of the options is $11.36 which is the weighted average of the share price over the 10 day period up to and including 9 March 2006.

PERFORMANCE CONDITIONS

The performance conditions applying to the options compare the Total Shareholder Return (TSR) performance of the Company with the TSR performance of two comparator groups. Broadly, TSR is the growth in share price, plus dividends reinvested. The TSR is measured over a performance period which begins 27 August 2005 and ends:

- in relation to Tranche 1 – on 26 August 2007;
- in relation to Tranche 2 – on 26 August 2008; and
- in relation to Tranche 3 – on 26 August 2009.

The performance conditions may be retested during the twelve month period commencing on the earliest exercise date for a tranche, as set out above. If the performance conditions are not satisfied at the end of that twelve month retesting period, the options in that tranche will lapse.

The Board has structured the performance conditions and the vesting period for the options following a comprehensive review of the Company's senior executive remuneration policies and, in particular, the equity compensation component of remuneration for the senior executive team, and having regard to the special circumstances applying in the case of the Managing Director.

As referred to in the Remuneration Report, the review of executive remuneration has been comprehensive and was not completed in time for the 2005 AGM. Accordingly, the proposed vesting periods are different from what would have been sought in 2005. Shareholder approval is, in effect, being sought for a grant on "make up" terms – ie for what would normally have been granted last year. In that context, the tranches vest if the performance hurdles are met after 2, 3 and 4 years.

50% of the options in each tranche (ie 250,000 options in tranche 1 and 500,000 options in each of tranches 2 and 3) will be tested against a comparator group of the companies comprising the ASX 100 at the beginning of the performance period previously referred to.

The other 50% of the options in each tranche (ie 250,000 options in tranche 1 and 500,000 options in each of tranches 2 and 3) vest based on a different test which relates the Company's TSR performance against a comparator group comprising all Exploration and Production companies in the ASX Energy Index with market capitalisation above $400 million, plus international Exploration and Production companies.

The threshold performance ranking of each tranche of options in respect of a performance period will be the 50th percentile of each of the two comparator groups. Options in a tranche will in respect of a performance period vest as shown below:

Company Performance	% of options which become exercisable (each to apply to 50% of a tranche)
TSR < 50th percentile of comparator group	0%
TSR = 50th percentile of comparator group	50%
TSR between 51st and 74th percentile of comparator group	52% to 98% pro-rata vesting (for each percentile improvement, an additional 2% vest)
TSR ≥ 75th percentile of comparator group	100% vesting

Upon satisfaction of the performance hurdle (up to the expiration of the retesting period), options become exercisable. The exercise period for each tranche of options ends on the tenth anniversary of the grant date. Any options that have not been exercised by this date will lapse. Shares allocated on the exercise of options will not be subject to any restrictions on dealing.

The Board considers these performance conditions to be appropriate because they will ensure that a proportion of Mr Ellice-Flint's remuneration is linked to Company performance and the generation of shareholder value.

If Mr Ellice-Flint ceases to be a Santos group employee before the options become exercisable by reason of death, disability, bona fide redundancy or other reason with the approval of the Board, the Board may determine the extent to which the options become exercisable. If Mr Ellice-Flint ceases employment for any other reason, all unvested options will lapse.

The Board, other than Mr Ellice-Flint, recommends that shareholders vote in favour of resolution 7.

RESOLUTION 8 – SHARE LOANS TO MANAGING DIRECTOR

Shareholder approval is sought for the provision of a loan of $500,000 per annum to the Company's Chief Executive Officer and Managing Director, Mr John Ellice-Flint, in each of 2006, 2007 and 2008, to be used by Mr Ellice-Flint to acquire shares in the Company, which shares are to be held during the course of his continued employment or such other period as the Board determines.

The loan is made in place of the superannuation contributions that the Company would otherwise be required to make under the arrangements agreed with Mr. Ellice-Flint at the time of his appointment in 2000. Those arrangements are expensive and tax inefficient for both the Company and Mr. Ellice-Flint and will be increasingly so over time. The Company required superannuation contribution in 2005 was $637,000 and that cost will escalate since Mr. Ellice-Flint has attained the age of 55 years. If resolution 8 is passed, Mr Ellice-Flint's entitlement to superannuation benefits will be frozen at a level equal to 2.76 times his annual base salary as at the time he ceases to be employed by the Company.

Each loan of $500,000 is to be interest free and forgiven after three years or such other period as the Directors determine and is to be conditional upon Mr. Ellice-Flint's continued service and the discharge of his responsibilities as required under his Service Agreement, entered into with the Company on 13 December 2000.

Fringe benefits tax will not be payable on the interest free component of the loan, but will be payable at the time of its forgiveness. The total cost to the Company for each loan will be approximately $1 million.

The Board, other than Mr Ellice-Flint, recommends that shareholders vote in favour of resolution 8.

Notes Relating to Voting

1. The Board has determined in accordance with the Articles of the Company's Constitution and the Corporation Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at 10.00 pm on and in respect of Tuesday, 2 May 2006.
2. On a poll, every member has one vote for every fully paid ordinary share held.
3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning the Share Registry on 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together. If a member appoints a body corporate as its proxy, then that body corporate must provide satisfactory evidence of the appointment of a corporate representative (refer to paragraph 6 below).

4. A proxy need not be a member of the Company.

5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6. Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8. Proxy forms must be received by the Company at its registered office – Ground Floor, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number is 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not later than 10.00 am on Tuesday 2 May 2006.

9. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10. Voting instruction

If you wish to indicate how your proxy holder should vote, please mark the appropriate boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.

11. Voting Exclusion Statement

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on Resolutions 7 and 8 by Mr Elice Flint and any of his associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to those items of Business.

NOMINATION OF AUDITOR

17 March 2006

Mr Wesley Glanville
Company Secretary
Santos Limited
Ground Floor, Santos House
91 King William Street
ADELAIDE SA 5000

Dear Sir

Nomination of Ernst & Young as auditor of Santos Limited

I, Stephen Gerlach, being a shareholder of Santos Limited, pursuant to section 328 of the Corporations Act 2001, hereby nominate Ernst & Young for appointment as auditor of the company at the next Annual General Meeting of the Company or any adjournment thereof.

Yours sincerely

Stephen Gerlach

Stephen Gerlach

Santos Ltd
ABN 80 007 550 923

PROXY FORM

All communications to:
Ground Floor, Santos House
91 King William Street, Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5950
ASX Code: STO
Email: share.register@santos.com
Website: www.santos.com

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the person (excluding the registered securityholder) you are appointing if this person is someone other than the Chairman of the Meeting) ____________________

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the **Annual General Meeting of the Company to be held on Thursday, 4 May 2006 at 10.00 am or at any adjournment of that meeting. Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office no later than 48 hours before the meeting.**

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) X in the appropriate box below. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

BUSINESS	For	Against	Abstain*
Resolution 2 (a) To re-elect Professor Judith Sloan as a director.	☐	☐	☐
Resolution 2 (b) To re-elect Mr Richard Michael Harding as a director.	☐	☐	☐
Resolution 3 To adopt a new Constitution.	☐	☐	☐
Resolution 4 To adopt Proportional Takeover Provision.	☐	☐	☐
Resolution 5 To appoint Auditor.	☐	☐	☐
Resolution 6 (Non binding vote) To adopt the Remuneration Report.	☐	☐	☐
Resolution 7 To approve the Grant of Options to the Managing Director.	☐	☐	☐
Resolution 8 To approve Share Loans to the Managing Director.	☐	☐	☐

The Chairman intends to vote undirected proxies in favour of each item of business.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry.

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless expressly stipulated. ☐ % or ____________ number

B SIGNATURE OF SECURITYHOLDER(S) — THIS MUST BE COMPLETED

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2006

Company Seal

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, pursuant to Section 127 of the Corporations Act 2001 and the securityholder's Constitution, and received at the Registered Office no later than 48 hours before the time for holding the meeting.

For issuer sponsored holdings only, insert details of any change of address or amendment in the box opposite.

Santos Ltd ABN 80 007 550 923

ADMITTANCE SLIP

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Thursday 4 May 2006 at 10.00 am are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....
(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Thursday 4 May 2006 at 10.00 am and at any adjournment thereof.

Dated 2006

COMPANY SEAL (if applicable)

....
*Director/Sole Director and Sole Secretary

....
*Director/Secretary

* delete as applicable

SHAREHOLDERS' VISIT TO MOOMBA

During the past twenty-four years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2006. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.

TO: SECURITIES EXCHANGE COMMISSION

Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

30 March 2006

Santos broadens international presence – 2005 Annual Report

Santos Limited is positioning itself to play an increasing role as a significant supplier to international energy markets, Managing Director, Mr John Ellice-Flint, says in the Company's 2005 Annual Report lodged with the ASX today.

"We have entered 2006 with a major step into the international energy marketplace by dispatching the first cargo of liquefied natural gas (LNG) from the Bayu-Undan (Santos 10.6% interest) processing facility in Darwin," Mr Ellice-Flint says in his Managing Director's review.

"Our confidence in Santos becoming a significant LNG exporter is underpinned by growing demand in major markets in South East Asia and the United States," he says.

"Buyers are also keen to ensure their energy supplies by diversifying their sources."

Looking at possible future LNG supplies, Mr Ellice-Flint cites the 2005 Caldita gas discovery (Santos 40%) in the Timor/Bonaparte region, offshore Northern Territory and about 200 kilometres from existing infrastructure for the producing Bayu-Undan gas and liquids project.

"It (Caldita) could potentially feed a second processing train at the LNG plant in Darwin," he says.

"Santos' most successful year"

Mr Ellice-Flint says 2005 was the most successful year in Santos' history, with record sales and profits, higher returns to shareholders, and excellent exploration and development results.

"We have continued to realise more of the goals laid down five years ago in our renewal plan. Our pursuit of a balanced portfolio of assets and activities has achieved positive results both here and abroad," he says.

"A defining feature of the year under review was historically high prices for crude oil. There are a number of market indicators that suggest oil prices could remain robust into the medium term.

"Supply from some traditional sources in the Middle East is slowing through dwindling reserves or production interruptions in places like Iraq and a number of other traditional suppliers.

"While the supply side is constrained, growth in demand for crude oil continues unabated, with China among the major drivers of increased petroleum consumption.

"Such a market outlook for natural gas and crude oil augurs well for Santos.

"We face the future with enthusiasm, confident in the knowledge that our exploration and development strategies are delivering sustainable growth for the Company, its shareholders and employees."

"Period of considerable change" - Chairman

In his Chairman's review, Mr Stephen Gerlach says the Company's record-breaking 2005 financial performance was achieved during a period of further considerable change within Santos – "notably our broadening production base and the successful commissioning of new areas of operation."

"That change will accelerate as Santos' business continues to develop and it has been pleasing to see the production growth and very positive reserve replacement achieved during 2005," Mr Gerlach says.

"The Board and the entire Santos team remain committed to building value for our shareholders.

"The performance of the past year has us well placed to deliver in 2006 and beyond."

Record production in sight

Mr Ellice-Flint says in the Annual Report that, during 2006 Santos expects to eclipse its previous highest annual production of 57.3 million barrels of oil equivalent (mmboe), achieved in 2002.

"We came close to that peak in the past year as new developments boosted production to 56 mmboe. Mutineer-Exeter (6.5 mmboe), John Brookes (1.1 mmboe), Minerva (0.7 mmboe) made maiden contributions while Santos' share of Bayu-Undan output lifted from 1.7 to 2.8 mmboe," he says.

"We expect total annual production of oil and gas to top 60 mmboe.

"With further developments pending both here and overseas, I am confident we will go on to set further records."

Media Release

Santos

Aggressive 2006 exploration program

Mr Ellice-Flint says Santos' successful 2005 exploration program would be followed up in 2006 by one of the most aggressive programs in the Company's history.

"Santos' 2006 exploration program will see us drill a total of 310 wells – almost six wells a week – of which 25 will be wildcat exploration wells focusing on the Cooper Basin, Timor/Bonaparte region, Indonesia, Egypt and the United States," he says.

"The overall goal for our exploration program is to continue to produce the successes that have generated strong petroleum reserve replacement ratios and underpinned our new development activities."

2005 results

Santos' results for the year ended 31 December 2005 included:

- Record $762 million net profit – more than double the previous year
- Sales revenue up 64% to record $2.5 billion
- Annual production up 19% to 56.0 mmboe
- Operating cash flow up 142% to $1.5 billion
- 15% increase in annual dividend to 38 cents per share

The Santos 2005 Annual Report was lodged today with the Australian Stock Exchange. The full report is available on the Santos website at www.santos.com.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos House
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Direct Telephone: 08 8218 5497
International: 61 8 8218 5497

Santos

Facsimile

To:	Securities Exchange Commission	**Fax:**	0011 1 202 7729207
From:	Administration Assistant	**Return Fax:**	0065 8 8218 5287
Date:	30 March 2006	**Ref No:**	SC/081/2006
Subject:	Santos Ltd 2005 Annual Report		**No. of Pages: 1** (including this one)

(If incomplete transmission received please phone 08 8218 5497)

The Santos Ltd Annual Report was lodged today with the Australian Stock Exchange ('ASX'). It will be available from the ASX website (www.asx.com.au) or from the Santos Ltd website (www.santos.com.au).

Due to the size of this document we have not faxed the same to you but have arranged for copies of the Annual Report to be couriered to your offices.

Regards,

G.L. Bollenhagen
Assistant Group Secretary

TO: SECURITIES EXCHANGE COMMISSION

Santos

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING OF MEMBERS OF SANTOS LIMITED WILL BE HELD AT THE FESTIVAL THEATRE AT THE ADELAIDE FESTIVAL CENTRE, KING WILLIAM ROAD, ADELAIDE, SOUTH AUSTRALIA ON THURSDAY 4 MAY 2006 AT 10:00 AM.



BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2005 and the reports of the Directors and the Auditors thereon.

2 To re-elect Directors

(a) Professor Judith Sloan retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers herself for re-election.

(b) Mr Richard Michael Harding retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

3 Adoption of New Constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

"That the constitution of the Company be modified effective immediately from the passing of this resolution by:

(a) deleting the Company's memorandum of association;

(b) deleting existing articles numbered 1–20 and 21–178 and substituting in their place the rules contained in the printed document entitled 'Substitute Rules' submitted to the meeting and signed by the Chairman for identification; and

(c) renumbering existing article 20A as rule 6.

4 Adoption of Proportional Takeover Provision

To consider, and if thought fit, to pass the following resolution as a special resolution:

"That rule 70 of the Company's constitution be adopted in the following form with immediate effect:

70 Partial Takeovers

(a) Unless the context otherwise indicates or requires, expressions in this rule 70 have the meaning given to them by the Act.

(b) Where offers have been made under a proportional takeover bid for securities of the company:

(1) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution to approve the bid (in this rule 70 referred to as "an approving resolution") is passed in accordance with the provisions of this rule 70;

(2) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an approving resolution;

(3) an approving resolution must be voted on at a meeting, convened by the company, of the persons entitled to vote on the resolution; and

(4) an approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(c) The provisions of this constitution that apply in relation to a general meeting of members apply, with such modifications as the circumstances require, in relation to a meeting that is convened under this rule 70 as if the last-mentioned meeting were a general meeting of members.

(d) This rule 70 ceases to have effect on 3 May 2009.

5 Appointment of Auditor

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That Ernst & Young, having consented to do so, be appointed as the auditors of the Company with effect from the financial year commencing 1 January 2006."

6 Remuneration Report

To consider, and if thought fit, pass the following non-binding resolution as an ordinary resolution:

"That the Remuneration Report for the year ended 31 December 2005 be adopted"

Note: The vote on this resolution is advisory.

7 Grant of Options to Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given to the grant of 2,500,000 options to Mr. John Charles Ellice-Flint, under the Santos Executive Share Option Plan on the terms summarised in the Explanatory Notes to this Notice of Meeting".

8 Share Loans to Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given to the provision of an interest free loan of $500,000 per annum in each of 2006, 2007 and 2008 to Mr John Charles Ellice-Flint on the terms summarised in the Explanatory Notes to this Notice of Meeting".

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolutions 7 and 8 by Mr Ellice-Flint and any of his associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to these items of Business.

VOTING ENTITLEMENT

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 10.00 pm on and in respect of Tuesday, 2 May 2006.

By Order of the Board
W.J. Glanville
Secretary

Ground Floor, Santos House
91 King William Street
Adelaide, South Australia, 5000
30 March 2006

SAN174 Version: UPM Date: 22.03.06

EXPLANATORY NOTES

RESOLUTION 2 – RE-ELECTION OF DIRECTORS

Brief biographical details of each of the Directors standing for re-election are set out below:



PROFESSOR JUDITH SLOAN

BA (Hons), MA, MSc Age 51

Judith Sloan, an independent non-executive Director, was appointed to the Board on 5 September 1994 and is the Chairperson of the Remuneration Committee and member of the Audit Committee and Nomination Committee of the Board.

She is a Part-time Commissioner of the Productivity Commission and a former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies. She is also former Chairperson of SGIC Holdings Ltd. and former Deputy Chair and Director of Mayne Group Ltd.



MR RICHARD MICHAEL HARDING

MSc Age 56

Mike Harding, an independent non-executive Director, was appointed to the Board on 1 March 2004, and is a member of the Audit Committee, Remuneration Committee and Safety, Health and Environment Committee of the Board.

Mr Harding is the former President and General Manager of BP Developments Australia Limited and former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association. He is also Chairman of the Ministry of Defence (Project Governance Board) Land Systems Division (Army) and Director of Arc Energy Ltd.

RESOLUTION 3 – ADOPTION OF NEW CONSTITUTION

The Company's current memorandum and articles of association were originally adopted in 1991, and have since been progressively updated to reflect changes in legislation, corporate practice and ASX Listing Rules. However, the Company has not made substantive amendments to the constitution since 1999.

Since then, there have been a number of fundamental amendments to the Corporations Act 2001 (Act), including those introduced by the Government's CLERP 9 legislation, and also to the ASX Listing Rules. There have also been significant developments in corporate governance principles and general corporate and commercial practice for ASX listed companies.

Your directors propose that the Constitution be modified to take account of these changes and to modernise the drafting of the existing provisions to reflect current corporate practice. The modifications ensure the Company's constitution is consistent with current regulations and can operate consistently with contemporary principles of good governance and corporate and commercial practice, and to facilitate the efficient operations of the Company.

Many of the proposed modifications are administrative or relatively minor in nature. The principal changes that are proposed are outlined below:

MEMORANDUM OF ASSOCIATION

The Act now provides for companies to have a single constituent document called a 'constitution' rather than both memorandum and articles of association. Nor is it any longer necessary for the objects of the Company or any of the other matters contained in the memorandum of association to be set out in its constitution.

Accordingly, it is proposed that the memorandum be deleted, and that the Company's existing objects clause (item 2) be summarised and incorporated as a preamble to the new constitution.

DEFINITIONS

The proposed constitution has been amended to reflect changes in terminology now contained in the Act and ASX Listing Rules.

REDUNDANT PROVISIONS

A number of existing provisions in the Company's articles of association are now redundant and have consequently been omitted from the proposed constitution. Examples include the special provisions relating to B Class Shares (as the Company no longer has any B Class Shares on issue), the accounting and audit provisions which are extensively dealt with in the Act and the references to the 'par value of shares' (as this concept has been abolished)

GENERAL MEETINGS

The constitution incorporates a number of changes proposed to assist with the orderly conduct of general meetings of the Company, and reflects the requirements of the Act relating to the convening of general meetings, the content of the notice of meetings and the period of notice required to be given to members (currently 28 days).

Rule 25(c)(2) affords members who have relied upon a Notice of Meeting when deciding to appoint a proxy to vote on their behalf greater protection by preventing subsequent amendment to the terms of proposed resolutions during the course of general meetings.

Rule 24(b) provides flexibility for the Company's directors to change meeting venues or postpone meetings if the original venue becomes impractical or a change is necessary in the interests of conducting the meeting efficiently. It includes a requirement that notice of any change be disclosed to ASX to ensure that members are made aware in the event that such a change becomes necessary.

Rule 29(j) provides increased flexibility for members to be able to attend and vote at general meetings by allowing meetings to be conducted using multiple venues (ie in different states) which are linked using technology.

Rules 26 and **29** codify the chairman's powers at law to regulate admission to and proceedings at general meetings.

Rule 30(d)(2) brings the Company's constitution into line with the provisions of the Act dealing with the circumstances in which members can demand a poll at general meetings. In effect, it replaces the requirement in article 77(c) that 10% of members must demand a poll to 5%, consistent with the provisions of the Act.

PROXIES

The proposed constitution reflects the requirements of the Act relating to the content of a proxy appointment and for lodging proxies. This includes provision in **rule 32(d)** for the electronic submission and authentication of proxy forms.

As a corporation may now be appointed as a member's proxy, **rule 32(p)** provides clarification as to how a body corporate appointed as a proxy for a member will be able to nominate an individual to exercise its powers at meetings.

New **rule 31** confirms the ability of proxies to vote on a show of hands.

DIRECTORS

Rule 34(c) simplifies the existing articles dealing with director rotation and retirement by providing that there must be an election of directors each year, that one-third of directors must retire each year and that no director can hold office for more than three years without seeking re-election.

Following changes to the ASX Listing Rules, **Rule 34(h)** imposes a new requirement for the nomination of persons (other than existing directors or persons nominated by the Board) for election to the Board to be notified 45 business days prior to the AGM, reflecting the need to give 28 clear days notice of the AGM and the time required for printing and distribution of a notice of meeting.

In line with changes in contemporary corporate practice brought about by improvements in electronic communications, the existing provisions allowing for the appointment of alternate directors have been omitted.

Rule 46 confirms that capacity for the Board to delegate powers and functions to a Board sub-committee also extends delegations to a single director.

Rule 36 contains provisions relating to directors' remuneration that are similar to the current articles. The total annual fees of non-executive directors must not exceed the aggregate fixed by the Company in general meeting, which at the date of this meeting is $1,500,000 per annum which was approved in 2004.

The rule also clarifies that:

- in calculating the maximum fees payable, any premium paid in relation to directors' and officers' insurance is excluded; and
- remuneration may be paid other than in cash (eg shares in the Company or superannuation contributions).

ACCESS, INDEMNITY AND INSURANCE

The Act has been amended to clarify the circumstances in which a company may indemnify officers. **Rule 61** brings the constitution into line with the provisions of the Act, permitting indemnification of the directors, secretary and executive officers to the full extent permitted by law. Provision is also made for the indemnification of former officers of the Group (at the directors' discretion), and also officers of a trustee of a Company sponsored superannuation fund.

Rule 60 recognises the statutory right of access to company books for past and present directors contained in the Act.

The constitution also authorises the Company to give effect to the directors' rights to access Company books, indemnification and insurance by entry into a deed with directors.

COMPANY SEAL

Rule 51 of the proposed constitution seeks to provide flexibility for the Company to retain a common seal, which is now optional under the Act, while also being able to utilise new provisions of the Act that allow companies to execute documents in other ways.

DIVIDENDS AND DISTRIBUTIONS

The constitution's dividend and capital management provisions have been revised in light of changes to the Act.

Rule 53 confirms the power of directors to pay, rather than declare, interim and final dividends. In addition, it also clarifies the Company's ability to distribute dividends via the use of a direct crediting facility, and makes provision for the cost of issuing a cheque to a member who elects to be paid their dividends by cheque to be deducted from the dividend payable to that member. This is consistent with other provisions being introduced to enable the Company to take advantage of ongoing technological advancements facilitating enhanced speed and security of electronic communications with members.

While the rule includes flexibility for the directors to mandate the direct crediting of dividends should the Company consider it desirable to do so at some point in the future, the Board presently has no intention to mandate the direct crediting of dividends.

Rule 22 introduces provision for the Company to effect a sale of a member's shares which constitute less than a marketable parcel (ie $500 worth of shares). This mechanism is allowed under Listing Rule 15.13, and incorporates provision for individual members to opt out of the application of this rule if they would prefer not to sell these shares.

The Board recommends the adoption of the new constitution.

RESOLUTION 4 – ADOPTION OF PROPORTIONAL TAKEOVER PROVISION

The Corporations Act 2001 permits a company to include in its constitution a provision which enables the company to refuse to register a transfer of shares under a proportional (or partial) takeover offer, unless a resolution is first passed by members approving the offer.

SAN174 Version: 1/04 Date: 22.03.05

What is a proportional takeover bid, and why do we need the proportional takeover approval provisions?

A proportional takeover bid includes the bidder offering to buy a proportion only of each shareholder's shares in the target company. This means that control of the company may pass without members having the chance to sell all their shares to the bidder. It also means the bidder may take control of the company without paying an adequate amount for gaining control.

In order to deal with this possibility, a company may provide in its constitution that:

- in the event of a proportional takeover bid being made for shares in the company, members are required to vote by ordinary resolution and collectively decide whether to accept or reject the offer; and
- the majority decision of the company's members will be binding on all individual members.

The directors consider that members should be able to vote on whether a partial bid ought to proceed given such a bid might otherwise allow control of the Company to change without members being given the opportunity to dispose of all of their shares for a satisfactory control premium. The directors also believe that the right to vote on a partial bid may avoid members feeling pressure to accept the bid even if they do not want it to succeed.

While the Santos Limited (Regulation of Shareholdings) Act 1989 operates, no person may make a takeover bid for the Company. However, as publicly stated, the Board has informed the South Australian Government that the Regulation of Shareholdings Act is not in the long term interests of the Company's shareholders and should be repealed. Should the Regulation of Shareholdings Act be repealed at a time when the Company's constitution did not include a proportional takeover provision shareholders would not have the benefit of the protections afforded by the proposed provision.

What is the effect of the proportional takeover approval provisions?

If a proportional takeover bid is made, the directors must ensure that members vote on a resolution to approve the bid more than 14 days before the bid period closes.

The vote is decided on a simple majority. Each person who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote. However, the bidder and its associates are not allowed to vote.

If the resolution is not passed, transfers which would have resulted from the acceptance of a bid will not be registered and the bid will be taken to have been withdrawn. If the bid is approved (or taken to have been approved), the transfers must be registered if they comply with the Act and the Company's constitution.

The bid will be taken to have been approved if the resolution is not voted on. However, the directors will breach the Act if they fail to ensure the requisite resolution is voted on.

The proportional takeover approval provisions do not apply to full takeover bids, and only apply for three years after the date they are adopted as part of the Company's constitution. Going forward, the provisions may be renewed upon the expiry of the initial three year period, but only by a special resolution passed by shareholders.

Potential advantages and disadvantages

While the provision's inclusion will allow the directors to ascertain members' views on the partial bid, it does not otherwise offer any advantage or disadvantage to the directors who remain free to make their own recommendation as to whether the partial bid should be accepted.

In addition to increasing the bargaining power of members and ensuring that any partial offer is appropriately priced, another key advantage of the provision is that it ensures all members have an opportunity to study a partial bid proposal and vote on the offer at a general meeting. This is likely to ensure an intending offeror structures its offer in a way which is attractive to a majority of members. Similarly, knowing the view of the majority of members may help individual members assess the likely outcome of the proportional takeover when determining whether to accept or reject the offer.

However, it is also possible that the adoption of such a provision may discourage partial takeover bids (after the repeal of Regulation of Shareholdings Act) and may reduce any speculative element in the market price of the Company's shares arising from the possibility of a partial offer being made. Likewise, the provision's inclusion may also be considered to constitute an unwarranted additional restriction of the ability of members to freely deal with their shares.

The Board considers that the potential advantages for members of the proportional takeover approval provisions outweigh the potential disadvantages.

As at the date on which this statement was prepared, no director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

The Board recommends that shareholders vote in favour of the proposal.

RESOLUTIONS 3 & 4

A copy of the Company's proposed modified Constitution (including proposed rule 70 and renumbered rule 6) is available for review before the meeting on the Company's website at www.santos.com. You can also obtain a copy free of charge by contacting the Company's Share Registry on 08 8218 5111 between 8.30 am and 5.00 pm (Adelaide time) weekdays.

RESOLUTION 5 – APPOINT AUDITOR

Following a competitive tender of the external audit services, the Board has selected Ernst & Young as the Company's Auditor with effect from the financial year commencing 1 January 2006. KPMG has agreed to resign as auditor with effect from the completion of the AGM.

Stephen Gerlach, the Chairman of the Company has nominated Ernst & Young as auditor and Ernst & Young has consented to the firm's appointment. A copy of the nomination of Ernst & Young as auditor is attached to this notice of meeting.

The Board recommends that shareholders vote in favour of the appointment of Ernst & Young.

RESOLUTION 6 – REMUNERATION REPORT

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 40 to 53 of the 2005 Annual Report and is also available from the Company's website (www.santos.com).

The Remuneration Report:

- explains the Board's policies in relation to the objectives and structure of remuneration;
- discusses the relationship between the policies and the Company's performance;
- provides a detailed summary of performance conditions, why they were chosen and how performance is measured against them; and
- sets out the remuneration details for each Director and for each of the key management personnel (including the top five highest remunerated senior executives as required by the Corporations Act) of the Group.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The shareholder vote is advisory only and does not bind the Directors or the Company.

The Board recommends that shareholders vote in favour of adopting the Remuneration Report.

RESOLUTION 7 – GRANT OF OPTIONS TO THE MANAGING DIRECTOR

Resolution 7 seeks shareholder approval for the grant of 2,500,000 options to the Company's Chief Executive Officer and Managing Director, Mr John Ellice-Flint, under the Santos Executive Share Option Plan (Plan) as part of his long term incentive arrangements on the terms set out in this notice.

If approved, the options will be granted at no cost to the Managing Director, but will, if capable of being exercised, require the payment of the exercise price set out below.

Mr Ellice-Flint is the only Director who is entitled to participate in the Plan. In December 2000, 3,000,000 options were granted to Mr Ellice-Flint under the Plan on his appointment as Chief Executive Officer and Managing Director which vested between 2003 and 2005. As the performance conditions attaching to those options have all been satisfied and all options vested, it was appropriate for the Board to provide a new incentive to Mr Ellice-Flint for 2006 and onwards.

Each option entitles Mr Ellice-Flint to acquire a fully paid ordinary share in the capital of the Company upon paying the exercise price, subject to the satisfaction of performance conditions.

If shareholder approval is obtained, it is intended that the options will be granted shortly after the Annual General Meeting, but no later than 12 months after the meeting or any adjournment thereof.

TRANCHES

The grant to Mr Ellice-Flint will be made in three tranches as follows:

Tranche	Number of options	Earliest Exercise Date
1	500,000	26 August 2007
2	1,000,000	26 August 2008
3	1,000,000	26 August 2009

EXERCISE PRICE

The exercise price of the options is $11.36 which is the weighted average of the share price over the 10 day period up to and including 9 March 2006.

PERFORMANCE CONDITIONS

The performance conditions applying to the options compare the Total Shareholder Return (TSR) performance of the Company with the TSR performance of two comparator groups. Broadly, TSR is the growth in share price, plus dividends reinvested. The TSR is measured over a performance period which begins 27 August 2005 and ends:

- in relation to Tranche 1 – on 26 August 2007;
- in relation to Tranche 2 – on 26 August 2008; and
- in relation to Tranche 3 – on 26 August 2009.

The performance conditions may be retested during the twelve month period commencing on the earliest exercise date for a tranche, as set out above. If the performance conditions are not satisfied at the end of that twelve month retesting period, the options in that tranche will lapse.

The Board has structured the performance conditions and the vesting period for the options following a comprehensive review of the Company's senior executive remuneration policies and, in particular, the equity compensation component of remuneration for the senior executive team, and having regard to the special circumstances applying in the case of the Managing Director.

As referred to in the Remuneration Report, the review of executive remuneration has been comprehensive and was not completed in time for the 2005 AGM. Accordingly, the proposed vesting periods are different from what would have been sought in 2005. Shareholder approval is, in effect, being sought for a grant on "make up" terms – ie for what would normally have been granted last year. In that context, the tranches vest if the performance hurdles are met after 2, 3 and 4 years.

50% of the options in each tranche (ie 250,000 options in tranche 1 and 500,000 options in each of tranches 2 and 3) will be tested against a comparator group of the companies comprising the ASX 100 at the beginning of the performance period previously referred to.

The other 50% of the options in each tranche (ie 250,000 options in tranche 1 and 500,000 options in each of tranches 2 and 3) vest based on a different test which relates the Company's TSR performance against a comparator group comprising all Exploration and Production companies in the ASX Energy Index with market capitalisation above $400 million, plus international Exploration and Production companies.

The threshold performance ranking of each tranche of options in respect of a performance period will be the 50th percentile of each of the two comparator groups. Options in a tranche will in respect of a performance period vest as shown below:

Company Performance	% of options which become exercisable (each to apply to 50% of a tranche)
TSR < 50th percentile of comparator group	0%
TSR = 50th percentile of comparator group	50%
TSR between 51st and 75th percentile of comparator group	52% to 98% pro-rata vesting (for each percentile improvement, an additional 2% vest)
TSR > 75th percentile of comparator group	100% vesting

Upon satisfaction of the performance hurdle (up to the expiration of the retesting period), options become exercisable. The exercise period for each tranche of options ends on the tenth anniversary of the grant date. Any options that have not been exercised by this date will lapse. Shares allocated on the exercise of options will not be subject to any restrictions on dealing.

The Board considers these performance conditions to be appropriate because they will ensure that a proportion of Mr Ellice-Flint's remuneration is linked to Company performance and the generation of shareholder value.

If Mr Ellice-Flint ceases to be a Santos group employee before the options become exercisable by reason of death, disability, bona fide redundancy or other reason with the approval of the Board, the Board may determine the extent to which the options become exercisable. If Mr Ellice-Flint ceases employment for any other reason, all unvested options will lapse.

The Board, other than Mr Ellice-Flint, recommends that shareholders vote in favour of resolution 7.

RESOLUTION 8 – SHARE LOANS TO MANAGING DIRECTOR

Shareholder approval is sought for the provision of a loan of $500,000 per annum to the Company's Chief Executive Officer and Managing Director, Mr John Ellice-Flint, in each of 2006, 2007 and 2008, to be used by Mr Ellice-Flint to acquire shares in the Company, which shares are to be held during the course of his continued employment or such other period as the Board determines.

The loan is made in place of the superannuation contributions that the Company would otherwise be required to make under the arrangements agreed with Mr. Ellice-Flint at the time of his appointment in 2000. Those arrangements are expensive and tax inefficient for both the Company and Mr. Ellice-Flint and will be increasingly so over time. The Company required superannuation contribution in 2005 was $637,000 and that cost will escalate once Mr. Ellice-Flint has attained the age of 55 years. If resolution 8 is passed, Mr Ellice-Flint's entitlement to superannuation benefits will be frozen at a level equal to 2.76 times his annual base salary as at the time he ceases to be employed by the Company.

Each loan of $500,000 is to be interest free and forgiven after three years or such other period as the Directors determine and is to be conditional upon Mr. Ellice-Flint's continued service and the discharge of his responsibilities as required under his Service Agreement, entered into with the Company on 13 December 2000.

Fringe benefits tax will not be payable on the interest free component of the loan, but will be payable at the time of its forgiveness. The total cost to the Company for each loan will be approximately $1 million.

The Board, other than Mr Ellice-Flint, recommends that shareholders vote in favour of resolution 8.

Notes Relating to Voting

1. The Board has determined in accordance with the Articles of the Company's Constitution and the Corporation Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at 10.00 pm on and in respect of Tuesday, 2 May 2006.
2. On a poll, every member has one vote for every fully paid ordinary share held.
3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning the Share Registry on 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together. If a member appoints a body corporate as its proxy, then that body corporate must provide satisfactory evidence of the appointment of a corporate representative (refer to paragraph 6 below).

4. A proxy need not be a member of the Company.

5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6. Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8. Proxy forms must be received by the Company at its registered office – Ground Floor, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number is 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not later than 10.00 am on Tuesday 2 May 2006.

9. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10. Voting instruction

If you wish to indicate how your proxy holder should vote, please mark the appropriate boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.

11. Voting Exclusion Statement

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on Resolutions 7 and 8 by Mr Elliott Hunt and any of his associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to those items of Business.

NOMINATION OF AUDITOR

17 March 2006

Mr Wesley Glanville
Company Secretary
Santos Limited
Ground Floor, Santos House
91 King William Street
ADELAIDE SA 5000

Dear Sir

Nomination of Ernst & Young as auditor of Santos Limited

I, Stephen Gerlach, being a shareholder of Santos Limited, pursuant to section 328 of the Corporations Act 2001, hereby nominate Ernst & Young for appointment as auditor of the company at the next Annual General Meeting of the Company or any adjournment thereof.

Yours sincerely

Stephen Gerlach

Santos Ltd
ABN 80 007 550 923

PROXY FORM

All communications to:
Ground Floor, Santos House
91 King William Street, Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5950
ASX Code: STO
Email: share.register@santos.com
Website: www.santos.com

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the person (excluding the registered securityholder) you are appointing if this person is someone other than the Chairman of the Meeting) ____________________

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the **Annual General Meeting of the Company to be held on Thursday, 4 May 2006 at 10.00 am or at any adjournment of that meeting. Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office no later than 48 hours before the meeting.**

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) X in the appropriate box below. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

BUSINESS	For	Against	Abstain*
Resolution 2 (a) To re-elect Professor Judith Sloan as a director.	☐	☐	☐
Resolution 2 (b) To re-elect Mr Richard Michael Harding as a director.	☐	☐	☐
Resolution 3 To adopt a new Constitution.	☐	☐	☐
Resolution 4 To adopt Proportional Takeover Provision.	☐	☐	☐
Resolution 5 To appoint Auditor.	☐	☐	☐
Resolution 6 (Non binding vote) To adopt the Remuneration Report.	☐	☐	☐
Resolution 7 To approve the Grant of Options to the Managing Director.	☐	☐	☐
Resolution 8 To approve Share Loans to the Managing Director.	☐	☐	☐

The Chairman intends to vote undirected proxies in favour of each item of business.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry.

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless expressly stipulated. ☐ % or ____________ number

B SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / / 2006

Company Seal

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, pursuant to Section 127 of the Corporations Act 2001 and the securityholder's Constitution, and received at the Registered Office no later than 48 hours before the time for holding the meeting.

For issuer sponsored holdings only, insert details of any change of address or amendment in the box opposite.

ADMITTANCE SLIP

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Thursday 4 May 2006 at 10.00 am are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....

(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Thursday 4 May 2006 at 10.00 am and at any adjournment thereof.

Dated 2006

COMPANY SEAL (if applicable)

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

* delete as applicable

SHAREHOLDERS' VISIT TO MOOMBA

During the past twenty-four years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2006. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

RECEIVED
2006 MAR 31 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

31 March 2006

Santos appoints new head of exploration

Santos has promoted Mr Trevor Brown to the position of Vice President Geoscience and New Ventures. He succeeds Mr Jacques Gouadain who is retiring from the position after five years with Santos.

As Vice President Geoscience and New Ventures, Mr Brown will be responsible for leading Santos' domestic and international exploration and new ventures efforts. In 2006 Santos is planning to spend $225 million on a high-impact, 25-well exploration program which includes a record 17 wells outside Australia.

Mr Brown is also responsible for building Santos' growth options by identifying and developing new venture opportunities and establishing a reputation for Santos as partner of choice in the Company's areas of operation.

Mr Brown, who was most recently Santos' Manager Growth Projects, joined the Company in 2001 from US independent oil company Unocal.

He has over 20 years experience in the oil and gas industry in Australia and overseas, including 11 years in Indonesia managing both onshore and offshore exploration programs. During part of this time, Mr Brown was a principal member of Unocal's successful deepwater exploration team in East Kalimantan which discovered several hundred million barrels of oil equivalent. He has also consulted to projects throughout South East Asia, the USA, Brazil and Australia.

Mr Brown is a geologist by training and holds a BSc (Hons.) from the University of Melbourne.

"Exploration leadership is a critical role for an exploration and production Company and so we are delighted to retain someone of Mr Brown's considerable international experience and successful track record for this position," said Mr John Ellice-Flint, Santos Managing Director.

"The appointment comes at a time of unprecedented exploration and development activity at Santos – across a range of operational areas not seen previously in the Company's history."

A photograph is available of Mr Brown.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	1,393,593
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with all other ordinary shares on issue.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$11.165814 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	31 March 2006

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	595,536,195	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
49,800	(i) held by eligible employees; and
114,369	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
631,450	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,248,428	Executive options issued pursuant to the Santos Executive Share Option Plan.
5,900	Fully paid ordinary shares issued pursuant to the vesting of SARs

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 31 March 2006
Company Secretary

Print name: WESLEY JON GLANVILLE

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Dean Bowman
+61 8 8218 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

31 March 2006

FUELS Dividend Rate

Santos Limited today announced that the dividend rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 5.0412% per annum for the dividend period from and including 31 March 2006 to 29 September 2006. (The next dividend period will be from 30 September 2006 to 30 March 2007 inclusive).

After incorporating the value of expected franking credits, the grossed-up dividend rate equates to 7.2017% per annum for the dividend period.

In accordance with the FUELS terms of issue, the non-cumulative floating rate dividend on the FUELS, incorporating, on a grossed-up basis, the value of franking credits, has been set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable dividend period.

This bank bill swap rate on the first day of the dividend period (31 March 2006) was 5.6517%.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)